

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 12, 2016

Brian Tienzo
Principal Financial Officer
Golar LNG Limited
9 Par-la-Ville Road, 2nd Floor, S.E. Pearman Building
Hamilton HM 11, Bermuda

> **Re:** **Golar LNG Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed May 2, 2016**
> **File No. 000-50113**

Dear Mr. Tienzo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Operating and Financial Review and Prospects
Critical Accounting Policies and Estimates
Vessels and Impairment, page 84

1. You disclose you assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. Of the 17 total vessels in your fleet at December 31, 2015, we note that two were in cold lay-up and have remained so through the date of the reporting of your first quarter 2016 interim period results on May 31, 2016, and 10 other vessels operated in the spot market for all of 2015. You state your belief on page 85 that future undiscounted [cash flows] expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts. Please tell us why you believe the undiscounted expected future cash flows for these 12 vessels are reasonable in view of (i) average daily time charter equivalent earnings decreased by 55% in 2015 from 2014, (ii) the decrease in time and voyage revenues in 2015 from 2014, (iii) you had significant operating cash outflow in 2015, and (iv) operating

expenses have exceeded operating revenues in each of the last three fiscal years. In your response, tell us the basis for the daily revenue rates assumed for these 12 vessels in your impairment assessment. In so doing, explain to us how the rates are reflective of your disclosure on page 85 that cash flows are assumed to be in line with pre-existing contracts and are utilized based on historical performance levels and knowledge of similar agreements with other vessels in your fleet and reasonable relative to the economic conditions existing at December 31, 2015, particularly in view that most of your vessels in operation since 2013 operated in the spot market.

Vessel Market Values, page 85

2. You state that you have assumed that each owned vessel would be sold at a price that reflects your estimate of the vessel's current fair market value. Please tell us the factors you use in estimating the fair market value. In view of the significantly reduced spot rates you experienced in 2015 from 2014, and your disclosure of an over-supply of vessels, weak shipping market and lower utilization levels of vessels trading in the spot market, explain to us how the factors you use in determining fair market values at December 31, 2015 are reasonable relative to the economic environment existing at that date. Tell us how you factored in your experience of sales of vessels to unrelated third parties in assessing the reasonableness of your estimates. In this regard, we note that your only vessel sale to an unrelated party in the last three years occurred in 2015 and was at a loss.

Notes to Consolidated Financial Statements, page F-11

3. In view of the risk factor noted on page 24, in regard to your status as a holding company and reliance on distributions from your subsidiaries as your source of cash flow, please tell us your consideration of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.

Note (13) Investments in Affiliates
Golar Partners, page F-35

4. We note in accounting for your interests in Golar LNG Partners LP, that you disclose is a partnership, subordinated units are accounted under the equity method, common units are accounted for as available-for-sale securities and general partner units and IDRs are accounted under the cost method. Please explain to us why your accounting for these interests necessitated different methods of accounting, and reference any authoritative accounting literature that you considered. In particular, tell us your consideration of ASC 323-30-S99-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure